UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

AEOLUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45325 S-10-1

(CUSIP Number)

EFFICACY CAPITAL, LTD.
Mark Lappe, Managing Partner Jon Faiz Kayyem, Managing Partner 11622 El Camino Real, Suite 100 San Diego, CA 92130 Phone: (858) 759-1499	with a copy to: Morrison & Foerster LLP Jeremy D. Glaser, Esq. 12531 High Bluff Drive, Suite 100 San Diego, CA 92130 Phone: (858) 720-5103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EFFICACY BIOTECH FUND L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EFFICACY BIOTECH FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EFFICACY BIOTECH MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EFFICACY CAPITAL LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARK LAPPE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JON FAIZ KAYYEM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement, previously filed with the Securities and Exchange Commission on June 9, 2006 (the “Schedule 13D”), relating to the common stock of AEOLUS PHARMACEUTICALS, INC. (the “Company”).

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
This Item 3 is hereby amended and restated to read in its entirety as follows:

“On June 5, 2006, the Company entered into a certain subscription agreement (the “Subscription Agreement”) with EBMFL and another investor for the sale of the aggregate amount of 9,800,000 shares of common stock of the Company par value $0.01 per share (“Common Stock”), at a purchase price of Fifty Cents ($0.50) per share, together with warrants to purchase 6,860,000 shares of Common Stock at an exercise price of Seventy-Five Cents ($0.75) per share and warrants to purchase 4,000,000 shares of Common Stock at an exercise price of Fifty Cents ($0.50) per share (collectively, “Warrants”), in a private placement.  All of the funds used to purchase the Common Stock or Warrants were from the working capital of one or more of the Reporting Persons.”

Item 4.	Purpose of Transaction
This Item 4 is hereby amended and restated to read in its entirety as follows:

“The securities covered by this Schedule 13D were originally acquired by the Reporting Persons for investment purposes.  Currently, the Reporting Persons are reevaluating the role they intend to play in the Company, and from time to time, may have discussions with management, the board of directors and other stockholders of the Company concerning various operational and financial aspects of the Company and various ways of maximizing long-term stockholder value.  The Reporting Persons have been providing and will continue in the future to provide advice regarding the operations of the Company, including advice regarding products, strategy and management.  In addition, the Reporting Persons may make proposals to the board of directors and solicit proxies or written consents from other stockholders of the Company.

The Reporting Persons intend to review on a continuing basis their investment in the Company and the Company’s business, prospects and financial condition.  Based on such continuing review, alternative investment opportunities available to the Reporting Persons and all other factors deemed relevant, including, without limitation, the market for and price of the Company’s Common Stock, potential strategic transactions and/or divestitures of all or a portion of the Company’s business, offers for shares of such Common Stock, general economic conditions and other future developments, the Reporting Persons may decide to sell or seek the sale of all or part of the Common Stock or to increase their holdings of such Common Stock.”

Item 5.	Interest in Securities of the Issuer
No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to Be Filed as Exhibits
Attached hereto as Exhibit 1 is the Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006
Date

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

EXHIBITS:

Exhibit 1:  Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Aeolus Pharmaceuticals, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 10, 2006.

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner